August 5, 2010

VIA EDGAR AND FACSIMILE (202.772.9361)
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director, Division of Corporation Finance

RE:	Aqua America, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Definitive Proxy Statement filed on Schedule 14A Filed April 2, 2010 File No. 001-06659

Dear Mr. Owings:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Nicholas DeBenedictis, dated July 8, 2010, with respect to the above-reference filings.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K

Exhibit 13.1

Notes to Consolidated Financial Statements, page 28

Note 1 - Summary of Significant Accounting Policies, page 28

Regulatory Assets. Deferred Charges and Other Assets, page 30

1.
We note your discussion of short-term borrowings in your response to comment 3 in our letter dated May 19, 2010. In regards to the short-term loan facilities refinanced with long-term debt, please confirm if these short-term borrowings are under line-of-credit or revolving-debt arrangements. If so, please clarify how you determined the related deferred costs should not be amortized over the terms of the new long-term debt arrangements. See FASB ASC paragraphs 470-50-40-21 though 40-23. If the short-term arrangements do not relate to line-of-credit or revolving debt arrangements, please clarify why these transactions do not necessitate application of extinguishment accounting under FASB ASC 470-50- 40.

Securities and Exchange Commission
August 5, 2010

The Company confirms that the referenced short-term borrowings pertain only to its borrowings under short-term lines-of-credit and revolving-debt arrangements (“the facilities”).  The Company further acknowledges the accounting guidance in ASC 470-50-40-21 through 40-23.  In this regard, the Company has determined that the related deferred costs of the facilities should not be amortized over the terms of new long-term debt arrangements because of the following facts and circumstances:

1.           The facilities were not modified or exchanged as a result of the issuance of new long-term debt.  The terms remain unchanged and the facilities remain in-force for the contract period of the facilities.

2.           The costs incurred that were paid to creditors or third parties for establishing or originating the facilities occurred at inception of the facilities, and no new costs were incurred at the time of drawing-down or repaying amounts borrowed, except the underlying period interest charges in accordance with the terms of the facilities.

In future filings the Company will revise its disclosure on page 13 of Management’s Discussion and Analysis of Financial Condition and Results of Operations in a manner consistent with the following (marked to show edits to the current disclosure):

Our primary sources of liquidity are cash flows from operations, borrowings under various short-term lines of credit and other credit facilities, and customer advances and contributions in aid of construction.  Our cash flow from operations, or internally-generated funds, is impacted by the timing of rate relief and water consumption.  We fund our capital and acquisition programs through internally-generated funds, supplemented by short-term borrowings.  Over time, we ~~refinance~~ partially repay or pay-down our short-term borrowings with long-term debt and proceeds from the issuance of common stock.  The ability to finance our future construction programs, as well as our acquisition activities, depends on our ability to attract the necessary external financing and maintain internally-generated funds.  Rate orders permitting compensatory rates of return on invested capital and timely rate adjustments will be required by our operating subsidiaries to achieve an adequate level of earnings and cash flow to enable them to secure the capital they will need to operate and to maintain satisfactory debt coverage ratios.

Note 3 - Dispositions, page 32

2.
Please refer to comments 5 and 6 in our letter dated May 19, 2010. Based on your response, it appears that you believe your disposed water and wastewater utility systems qualify as discontinued operations, but you classify them within continuing operations due to immateriality of the related amounts. Considering there is not an immateriality scope exception for discontinued operations and it appears that the $16.9 million valuation payment and related gain might be material to your financial statements, please clarify how you intend to classify your disposed water and wastewater utility systems in future filings. **

** This sentence has been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Securities and Exchange Commission
August 5, 2010

In future filings, the Company will disclose disposed water and wastewater utility systems (“the systems”), as discontinued operations, when such information is meaningful to the reader of the financial statements for making investment decisions.  The Company assesses whether the discontinued operations classification provides meaningful information to the reader of the financial statements for making investment decisions by assessing such factors as the amount of total assets, operating revenue, and operating income that are generated by the systems in questions.

As of or for the year ended December 31, 2007, the disposed portion of the Fort Wayne, Indiana system represented the following portion of the consolidated amounts of Aqua America, Inc.:

•	Total assets - less than 0.6%
•	Operating revenue - less than 0.6%
•	Operating income - less than 0.3%

Based on the factors above, the Company determined that classifying the disposition as a discontinued operation would not provide meaningful information to the reader of the financial statements for making investment decisions and, as a result, classified the disposition within continuing operations.

**.  Depending on the outcome of the legal proceeding the Company may be required to refund a portion of the initial valuation payment, or may receive additional proceeds.  The Company intends to assess the contingency as new information becomes available or when it is ultimately resolved.  In the event the assessment concludes the contingency is material, or it would provide meaningful information to the readers of the financial statements for making investment decisions, the Company would then classify the disposition as a discontinued operation.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 17
Benchmarking Competitive Compensation and the Role of the Committee's Consultant page 18

3.
We note your response to comment 9 in our letter dated May 19, 2010. However, it is unclear whether you are using the Composite Market database for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

** This sentence has been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Securities and Exchange Commission
August 5, 2010

The Company has considered the guidance cited by the staff and confirms that it uses the compensation data from the Composite Market database as a reference point on which, in part, to base compensation decisions.  The manner in which the Company uses such data is discussed under the “Benchmarking Competitive Compensation and the Role of the Committee’s Consultant” section of its Compensation Discussion and Analysis.

As stated in the Company’s June 17, 2010 response to the staff’s comment letter of May 19, 2010, due to the number of companies in the consultant’s databases and the fact that the companies in the databases are selected by the consultant for its national compensation consulting practice, with no input from the Company, we do not believe that listing all 800+ component companies will provide any meaningful disclosure to the reader.  Nevertheless, the Company has considered the staff’s comment and, in future filings, will revise the disclosure regarding the component companies used by the Compensation Committee for benchmarking compensation to include the names of the companies in the independent consultant’s utility industry database and the companies in the water utility industry survey used in developing the Composite Market data for the market rates for the executive officers in a manner consistent with the following (marked to show edits to the current disclosure).  The Company continues to believe that listing the 750+ companies in the independent consultant’s general industry database that is also used in the Composite Market will not materially improve an investors understanding of the Company’s policies or decisions in setting compensation for its named executive officers or provide any additional meaningful disclosure to the reader.

“In developing the market rates for the executive officers, the consultant uses survey data from ~~utility companies in the consultant’s utility industry database, an independent water utility compensation survey, and the consultant’s general industry database, which together is referred to as the “Composite Market”.  The Composite Market is composed of~~ all 57 of the investor-owned utility companies in the consultant’s utility industry database, ~~approximately 60 companies, from the consultant’s utility industry database,~~ all 8 water utility companies ~~from~~ in the independent water utility ~~database~~ survey and approximately 750 companies that participate in the consultant’s general industry database, which together is referred to as the “Composite Market”.

The Company has no involvement in the selection of the companies that are included in these databases or the survey.  Information on compensation for positions in these databases with similar scopes of responsibilities is compared primarily based on the revenues of the organizations in the databases or the survey.  For instance, a chief executive officer in a company with higher revenues is usually paid more than a chief executive officer in a company with lower revenues.  Due to the relatively limited number of investor-owned water utility companies, the Compensation Committee believes that using this broad survey data provides reasonable and reliable data for determining competitive compensation levels.

Securities and Exchange Commission
August 5, 2010

The companies in the water industry survey and the independent consultant’s utility industry database are listed below.  Although the approximately 750 companies in the consultant’s general industry database have been omitted, each is part in the Composite Market along with the companies listed below and no one company is given any more weight in the Composite Market than any other company.

Water Industry Survey
Aqua America, Inc.	San Jose Water Company
Aquarion Water Company	Suburban Water Systems
Middlesex Water Company	United Water
Pennichuck Water Company	The York Water Company

Utility Industry Database
AGL Resources	NSTAR
Allegheny Energy	NV Energy
Allete	NW Natural
Alliant Energy	Nicor
Ameren	NorthWestern Energy
American Electric Power	Northeast Utilities
Atmos Energy	OGE Energy
Avista	Otter Tail
Black Hills Power and Light	PNM Resources
CMS Energy	PPL
CenterPoint Energy	Pacific Gas & Electric
Cleco	Pepco Holdings
Consolidated Edison	Pinnacle West Capital
Constellation Energy	Portland General Electric
DPL	Progress Energy
Dominion Resources	Public Service Enterprise Group
Duke Energy	Puget Energy
E.ON U.S.	SCANA
Edison International	Sempra Energy
Energy Future Holdings	Southern Company Services
Entergy	Southern Union Company
Exelon	TECO Energy
FPL Group	UIL Holdings
FirstEnergy	UniSource Energy
Hawaiian Electric	Unitil
IDACORP	Westar Energy
Integrys Energy Group	Wisconsin Energy
MDU Resources	Xcel Energy
MGE Energy”

In measuring the competitiveness of the Company’s executive compensation program, the Compensation Committee compares:

Securities and Exchange Commission
August 5, 2010

•
the executive officer’s total cash compensation to the market rate for the executive’s position at the 50th percentile of compensation levels for size-adjusted utility companies in the Composite Market; and

•
the executive officers equity incentives to the market rate for the executive’s position at the 50th percentile of a 50/50 blend of size-adjusted utility companies and general businesses in the Composite Market.  We believe that a blended approach is appropriate for equity incentives in order to place a strong focus on creating value for Aqua America’s shareholders and to enable us to compete for talent both within and outside of the traditional utility industry.

Annual Cash Incentive Awards, page 19

4.
We note your response to comment 10 in our letter dated May 19, 2010. Please also disclose the Target Incentive Percentage and the Individual Factor used in the annual incentive award formula set forth on page 20 for each executive officer.

The Company has considered the staff’s comment and, in future filings, will revise the disclosure regarding the calculation of the amount of annual cash incentives for each executive officer in a manner consistent with the following (marked to show edits to the current disclosure):

“Annual Cash Incentive Awards

Annual cash incentives under the Annual Cash Incentive Compensation Plan are intended to motivate management to focus on the achievement of annual objectives that will, among other things, improve the level of service to our customers, control the cost of service and enhance our financial performance.  The annual cash incentive portion of the compensation package is based on a target incentive award for each executive, which is stated as a percentage of their base salary.  The Compensation Committee selects a target annual incentive percentage for each executive so that the executive’s target total cash compensation, consisting of base salary and target annual cash incentive, when combined with the executive’s target equity incentives, is generally around a range of +/- 15% of the total direct compensation for the market rate for that position.  The target incentive award as a percentage of base salary for each of the named executive officers is: Nicholas DeBenedictis – 70%; David P. Smeltzer – 40%; Roy H. Stahl – 40%; Karl M. Kyriss – 35%; and Christopher H. Franklin – 35%.

Actual annual incentive awards for executive officers are calculated using the following formula:

Salary x Target Incentive Percentage x Company Factor x Individual Factor

The Individual Factor is a percentage based on the executive’s performance against individual objectives established each year. The Company Factor is a percentage based on the performance of the Company, or the appropriate business unit of the Company, against an annual financial target.

Securities and Exchange Commission
August 5, 2010

The Company Factor ranges from 35%, if 75% of the annual financial performance target is achieved, to 125%, if 110% or more of the annual financial target is achieved.  ~~Under the Annual Cash Incentive Compensation Plan, t~~ The Company Factor will be 0% if the Company or business unit does not achieve at least 75% of the annual financial performance target~~, 60% if the company or business unit achieves 90% of its financial target and 100% if the company or business unit achieves 100% of its financial target.~~  The scale for determining the Company Factors is as follows:

	Percent of Target	Company Factor
Threshold	<75%	0%
	75	35
	80	40
	85	45
	89.9	50
	90	60
	95	80
	100	100
	105	110
Maximum	>110	125

We feel that this approach strikes a reasonable balance between pay for performance and encouraging our management team to make appropriate decisions for the longer-term interest of the Company.  For the period of 2007 through 2009, the Company Factors for the executives have ranged from 66% to 96%.

The financial performance target for determining the Company Factor for executives with overall corporate responsibilities has been Aqua America’s budgeted annual net income.  The financial performance target for executives with operating unit responsibilities has been a combination of Aqua America’s budgeted annual net income and the budgeted annual earnings before interest, taxes and depreciation (“EBITD”) of the executive’s particular operating unit or units.  By tying the Company Factor for executives with operating unit responsibilities primarily to the financial performance of their operating unit or units, we believe that the operating executives will have a closer correlation between their actions and the Company Factor component of their annual cash incentive compensation.  EBITD was chosen as the appropriate financial measure for operating unit executives since these executives do not have direct responsibility for decisions affecting interest, taxes and depreciation charges.  In the case of both the net income and EBITD measures, adjustments may be made to actual results to reflect the impact of unbudgeted extraordinary gains or losses, changes in accounting principles and other factors as deemed appropriate by the Compensation Committee.

The 2009 Company Factor for the named executive officers was determined based on the following weighting of the applicable financial measures:

	Aqua America Net Income	Mid-Atlantic Division EBITD	Aqua Pennsylvania EBITD	Southern Division EBITD
Nicholas DeBenedictis	100%	-	-	-
David P. Smeltzer	100%	-	-	-
Roy H. Stahl	100%	-	-	-
Karl M. Kyriss	20%	80%	-	-
Christopher H. Franklin	30%	-	40%	30%

For purposes of determining the Company Factor for 2009, the range of Aqua America’s net income and business unit EBITD was as follows:

2009
Aqua America Net income	$82,983,750 to $121,709,500
Mid-Atlantic EBITD	$189,250,500 to $277,567,400
Aqua Pennsylvania EBITD	$182,922,750 to $268,286,700
Southern EBITD	$34,106,250 to $50,022,500

Securities and Exchange Commission
August 5, 2010

The following table shows the 2009 100% Company Factor Amount, 2009 Actual Company Factor Amount and Resulting 2009 Company Factor for each named executive officer.  The 2009 100% Company Factor Amount and 2009 Actual Company Factor Amount for each named executive officer is calculated by reference to 2009 Aqua America Net Income, Mid-Atlantic Division EBITD, Aqua Pennsylvania EBITD and Southern Division EBITD, as applicable, weighted in accordance with the table above showing the weighting of the financial measures for the named executive officers.  The 2009 100% Company Factor Amount represents the amount required for the named executive officer to achieve a Resulting Company Factor of 100%.

	2009 100% Company Factor Amount (in $000)		2009 Actual Company Factor Amount (in $000)		Resulting 2009 Company Factor
N. DeBenedictis	$110,645	1	$104,927	1	79%
D. Smeltzer	$110,645	1	$104,927	1	79%
R. Stahl	$110,645	1	$104,927	1	79%
K. Kyriss	$222,841	2	$207,847	2	73%
C. Franklin	$144,395	3	$135,878	3	77%
1 Weighted 100% Aqua America 2009 Net Income
2 Weighted as follows: 20% Aqua America 2009 Net Income and 80% Mid-Atlantic Division EBITD
3 Weighted as follows: 30% Aqua America 2009 Net Income, 40% Aqua Pennsylvania EBITD and 30% Southern Division EBITD

The Individual Factor ranges from 0% to 150% and is determined based on the individual executive’s performance against objectives established for the executive each year, along with discretionary points based on the individual’s performance.  Each named executive officer has approximately ten individual objectives each year.  The Committee approves the objectives for the Chief Executive Officer, and the Chief Executive Officer approves the objectives and point weighting for each objective for the other executive officers.  The other executives must achieve objectives with a point rating of at least 70 points to be eligible to receive an annual cash incentive award and the maximum points that an executive can achieve based on the executive’s performance against his or her objective is 110 points.  Up to 40 discretionary points can be awarded for exceptional performance or for achievements on matters not covered by the executive’s original objectives, for a maximum total Individual Factor of 150%.  For the Chief Executive Officer, the Individual Factor is based on the Committee’s overall assessment of his achievements on his objectives up to a total of 150 points for all the objectives combined.  Thus, the maximum Individual Factor rating he can achieve is 150% based on achieving all of his objectives for the year as determined by the Compensation Committee.

The individual annual objectives established for the executive officers, including the named executive officers, will vary depending on their primary areas of responsibility, but the majority of the objectives can be categorized into common areas of emphasis.  These common areas of emphasis are customer growth and strategy, improving customer service, cost control, performance improvement, compliance and revenue improvement.  The Company considers the executive officers’ annual objectives achievable, but challenging.  ~~For the period of 2007 through 2009, the Individual Factors achieved by the executives based on their performance against their objectives and discretionary points have ranged from 70% to 145%.~~  The individual objectives for the named executive officers in 2009 focused on the following areas:

Securities and Exchange Commission
August 5, 2010

Nicholas DeBenedictis

•           Strategic planning
•           Succession planning
•           Customer and revenue growth
•           Operational efficiency
•           Managing controllable costs
•           Customer service
•           Information systems implementation

David P. Smeltzer

•           Rate case management
•           Debt financing
•           Operating cost control
•           Sarbanes-Oxley Act compliance
•           Information systems implementation

Roy H. Stahl

•           Outside legal expense control
•           Pension investment management
•           Business continuity planning
•           Litigation and claims management
•           Operating cost control

Karl M. Kyriss

•           Operating cost control
•           Capital project and budget management
•           Organizational change management
•           Customer and revenue growth
•           Labor relations management

Christopher H. Franklin

•           Rate case management
•           Water quality
•           Operational efficiencies
•           Organizational change management
•           Operating cost control

Securities and Exchange Commission
August 5, 2010

For the period of 2007 through 2009, the Individual Factors achieved by the executives based on their performance against their objectives and discretionary points have ranged from 70% to 145%.  The Individual Factors for the named executive officers for 2009 were: Nicholas DeBenedictis – 135%; David P. Smeltzer – 120%; Roy H. Stahl – 112%; Karl M. Kyriss – 125% and Christopher H. Franklin – 126%.

Actual cash incentive awards under the Annual Cash Incentive Compensation Plan for the named executive officers are established by the Committee based on the applicable Company Factor, certified by the Company’s Chief Financial Officer, and each executive officer’s Individual Factor.  For the Chief Executive Officer, the Committee determines his Individual Factor based on the Committee’s assessment of the Chief Executive Officer’s performance against his objectives.  For the other named executive officers, the Committee reviews and approves the Individual Factors based on the Chief Executive Officer’s assessment of the named executive officers’ performance against their objectives and possible discretionary points recommended by the Chief Executive Officer.  Regardless of Aqua America’s financial performance, the Compensation Committee retains the authority to determine the final Company Factor, and the actual payment and amount of any annual cash incentive award is always subject to the discretion of the Compensation Committee.  In 2009, the Compensation Committee did not exercise this discretion to grant an annual cash incentive to a named executive officer outside of the provisions of the Plan or to deny a cash incentive award to a named executive officer that was otherwise earned under the Plan.

Based on the above described factors, the following table shows the target annual cash incentive and the actual annual cash incentive approved by the Committee for 2009 for the named executive officers.  The target annual cash incentive is calculated assuming a 100% Company Factor and a 100% Individual Factor for each of the named executive officers, except the Chief Executive Officer, for whom the target assumes a 150% Individual Factor based on how the Committee assesses his overall performance as described above.

	2009 Target Cash Incentive	2009 Actual Cash Incentive
N. DeBenedictis	$537,942	$382,476
D. Smeltzer	$110,000	$104,280
R. Stahl	$112,000	$99,098
K. Kyriss	$70,500	$64,331
C. Franklin	$63,000	$61,123

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

· · ·
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 610-645-1079 if you should have any questions or comments with regard to these responses.

Sincerely,

David P. Smeltzer
Chief Financial Officer

cc:	Nicholas DeBenedictis Roy H. Stahl Robert A. Rubin